Free Writing Prospectus

Filed Pursuant to Rule 433

Registration No. 333-145845

September 4, 2008

Contact: Peter Truell (212) 412 7576 peter.truell@barclayscapital.com Kristin Friel (212) 412 7521 kristin.friel@barclayscapital.com

FOR IMMEDIATE RELEASE

Barclays Capital Launches First Exchange Traded Note Linked to Asian Currency Index

New York, NY (September 4, 2008) – Barclays Capital, the investment banking division of Barclays Bank PLC, today announced the listing of the Barclays GEMS Asia 8 ETN on the NYSE-Arca stock exchange under the ticker symbol AYT. It is the third Barclays ETN to offer investors current income and exposure to the Barclays Global Emerging Market Strategy (GEMS) IndexTM range of currency indices.

“As investors look for diversified ways to access emerging market growth, we have seen increasing interest in packaged currency investments, especially those that offer high levels of current income” said Philippe El-Asmar, Head of Solution Sales, Americas at Barclays Capital. “We are pleased to be adding the latest to our series of income-paying ETNs linked to Barclays GEMS currency indices.”

This new ETN is linked to the Barclays Global Emerging Market Strategy (GEMS) Asia 8 IndexTM. The index is designed to replicate exposure to local currencies in eight Asian markets through short-term, liquid and diversified instruments. Currently, the index includes the following eight currencies: the Indonesian rupiah, the Indian rupee, the Philippine peso, the South Korean won, the Thai baht, the Malaysian ringgit, the Taiwanese dollar and the Chinese yuan.

The pricing supplements can be found by visiting EDGAR on the SEC website at:

Barclays GEMS Asia 8 ETN (AYT):

http://www.sec.gov/Archives/edgar/data/312070/000119312508189261/d424b3.htm

Barclays GEMS Index ETN (JEM):

http://www.sec.gov/Archives/edgar/data/312070/000119312508074814/d424b3.htm

Barclays Asian and Gulf Currency Revaluation ETN (PGD):

http://www.sec.gov/Archives/edgar/data/312070/000119312508133676/d424b3.htm

This new Barclays ETN has a 30-year maturity and is a senior, unsecured, unsubordinated debt security issued by Barclays Bank PLC linked to the performance of a market index. Barclays ETNs, which investors can trade on an exchange at market prices, are designed to provide investors with convenient access to the returns of market benchmarks, less investor fees.

About Barclays Capital

Barclays Capital is the investment banking division of Barclays Bank PLC which has an AA long-term credit rating and a balance sheet of £1.4 trillion (US$2.7 trillion*). With a distinctive business model, Barclays Capital provides large corporate, government and institutional clients with solutions to their financing and

Contact: Peter Truell (212) 412 7576 peter.truell@barclayscapital.com Kristin Friel (212) 412 7521 kristin.friel@barclayscapital.com risk management needs. Barclays Capital has offices around the world, employs over 16,300 people and has the global reach and distribution power to meet the needs of issuers and investors worldwide. For further information about Barclays Capital, please visit our website www.barclayscapital.com.

*	US$ figure was derived using the US$/£ exchange rate at 06.30.08 of US$1.99/£1

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An investment in Barclays GEMS Asia 8 ETNs involves risks, including possible loss of principal. For a description of the main risks see “Risk Factors” in the applicable prospectus.

Barclays Bank PLC has filed a registration statement (including a prospectus and a prospectus supplement) with the U.S. Securities and Exchange Commission (“SEC”) for the offering to which this communication relates. Before you invest, you should read the prospectus, and other documents Barclays Bank PLC has filed with the SEC for more complete information about the issuer and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, Barclays Bank PLC or any agent or dealer participating in this offering will arrange to send you the prospectus, if you request it by calling your Barclays Bank PLC sales representative, such dealer or 1-888-227-2275 (Extension 1101). A copy of the prospectus may be obtained from Barclays Capital, 200 Cedar Knolls Road, Building E, 4th Floor—Attn: US Syndicate Operations, Whippany, NJ 07981.

Barclays GEMS Asia 8 ETNs (the “Securities”) are uncollateralized debt securities of Barclays Bank PLC and are not secured debt. The Securities are riskier than ordinary unsecured debt securities and have no principal protection. Risks of investing in the Securities include limited portfolio diversification, trade price fluctuations, uncertain principal repayment, and illiquidity. Investing in the Securities is not equivalent to direct investment in index or index components. The investor fee will reduce the amount of your return at maturity or on redemption, and as a result you may receive less than the principal amount of your investment at maturity or upon redemption of your Securities even if the value of the relevant index has increased. An investment in Barclays GEMS Asia 8 ETNs may not be suitable for all investors.

The Securities may be sold throughout the day on the exchange through any brokerage account. There are restrictions on the minimum number of Securities you may redeem directly with the issuer as specified in the applicable prospectus. Commissions may apply and there are tax consequences in the event of sale, redemption or maturity of Securities. Sales in the secondary market may result in significant losses.

An investment in ETNs linked to the performance of the Barclays Global Emerging Markets Strategy (GEMS) Asia 8 IndexTM is subject to risks associated with fluctuations, particularly a decline in the value of the index. Because the Barclays GEMS Asia 8 Index is an index of emerging market currencies, there are additional risks beyond those involved in an investment linked to the currencies of developed markets, including, but not limited to: economic, social, political, financial and military conditions in the emerging markets. The currencies of emerging markets may be more volatile than those of developed markets and may be affected by political and economic developments in different ways than developed markets.

“Barclays Global Emerging Markets Strategy (GEMS) IndexTM”, “Barclays Global Emerging Markets Strategy (GEMS) Asia 8 IndexTM” and “Barclays Global Emerging Markets Strategy (GEMS) Asia 8 Spot IndexTM” are trademarks of Barclays Bank PLC and have been licensed for use by Barclays Capital in connection with the Securities.

© 2008, Barclays Bank PLC. All rights reserved. Copyright in these materials is owned by Barclays Bank PLC.